Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form F-3 and related Prospectus of Golar LNG Limited for the registration of its common shares, preferred shares, debt securities, warrants, purchased contracts, rights and units and to the incorporation by reference therein of our reports dated March 31, 2023 with respect to the consolidated financial statements of Golar LNG Limited, and the effectiveness of internal control over financial reporting of Golar LNG Limited, included in its Annual Report (Form 20-F) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

London, United Kingdom

March 31, 2023